

February 18, 2011

Mr. Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos
425/8 ˚ andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

      Re: **Tele Norte Leste Participações S.A.**
               Form 20-F for Fiscal Year Ended December 31, 2009
               Filed July 1, 2010
               File No. 1-14487

Dear Mr. Zornig:

      We have reviewed your response letter dated February 4, 2011 and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 34 – Summary of the differences between Brazilian GAAP and US GAAP, page F-120

(a) Business combinations, page F-120

Acquisition of TNCP (Amazonia), page F-122

1. We note your response to comment two from our letter dated January 13, 2011. We believe that you should reclassify this asset as an intangible asset and record the amortization for US GAAP reporting purposes. Please revise in future periods.

Acquisition of BrT, page F-122

2. We note your response to comment three from our letter dated January 13, 2011. We remain confused as to why the change in the provision for contingencies and the income statement adjustment differed in amount. Clarify why R$653 million was recorded as an adjustment to net assets with no impact on the income statement and tell us if this amount is reflected in the reconciliation to US GAAP.

Note 35 – Net income reconciliation of the differences between Brazilian GAAP and US GAAP, page F-147

3. We note your response to comment four from our letter dated January 13, 2011. It is unclear to us why you state that the error in the table does not have any effect on your net income attributable to controlling and non-controlling shareholders. In this regard, we note that 39.03% of the other adjustments in the column labeled as "Coari" were allocated to net income attributable to controlling shareholders. Please explain why the bargain purchase gain on business combination and the recognition of accumulated loss on available for sale securities were treated differently than the depreciation and amortization of the fair value adjustments related to the purchase of Brasil Telecom.

        Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director